File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

RECEIVED
2007 MAY -2 A 6:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023108

April 24, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

SUPPL

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Releases:
Dated as of April 22, 2007: **"2nd Quarterly Report for Diamyd Medical AB (publ), Fiscal Year 2006/2007"**
Dated as of April 24, 2007: **"NOTICE OF AN EXTRA GENERAL MEETING OF SHAREHOLDERS"**

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

Enclosure
cc: Nils Fredrik-Kaiser

File No. 82-34956
Furnished Pursuant to Rule 12g3-s(b)

DIAMYD MEDICAL

NOTICE OF AN EXTRA GENERAL MEETING OF SHAREHOLDERS

Press Release, Stockholm, Sweden, April 24, 2007 – Diamyd Medical AB

(www.omxgroup.com ticker: DIAM B; www.otcqx.com ticker DMYDY)

Diamyd Medical announced today a Notice of an Extra General Meeting of Shareholders on Tuesday May 22, 2007, at 3:00 PM, in the company premises, Linnégatan 89B, Stockholm, Sweden. Shareholders who wish to attend the Extra General Meeting must be recorded in the Company's register of shareholders, held by the VPC (the Swedish Securities Register Center) by may 15, 2007, and must notify the Company of their intention to attend no later than 4:00 pm May 16, 2007 per phone: +46 8 661 0026 or per E-mail: investor.relations@diamyd.com. Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Extra General Meeting, request that their shares are temporarily reregistered in their own names in the register of shareholders maintained by VPC. Such registration must be effective before May 15, 2007.

Agenda
1. Election of the Chairman of the Extra General Meeting of Shareholders. 2. Drawing up and approval of the voting list. 3. Approval of the Agenda. 4. Election of secretary and two persons to attest to the accuracy of the minutes. 5. Decision on whether proper notice of the Extra General Meeting has been made. 6a The Board of Directors proposes to retrieve the purchase options program adopted on the Annual General Meeting. 6b The Board of Directors proposes that the Extra General Meeting adopts a new employee options program.

The Board of Directors proposal for retrieval of purchase options program (p. 6a)
At the Annual General Meeting on December 11, 2006 a purchase option program of 250,000 options was adopted. Any transfer of purchase option has not yet been made. The Board proposes to replace the existing approved option program with the proposal 6b below.

The Board of Directors proposal for an employee option program (p. 6b)
The Company shall issue an employee option program free of charge with a validity of maximum three (3) years. The options shall be non-transferable and entitle the holder to subscribe at a share value of 110% of the average share value on the Nordic Stock Exchange during five (5) days before the allotment. The conversion of the options should be conditioned by the employment or assignment at the time for vesting. Concerning employees in USA the conditions shall be according to the regulations for the state where issued. To secure the employee option program the Board of Directors proposes that the Extra General Meeting of Shareholders authorize it to issue 250,000 warrants to a subsidiary. Every warrant would be entitled to a subscription of one (1) share of series B

for nominal value and with validity until December 31, 2010. The Company shall retain warrants to cover the costs and taxes that the Company will be liable for at execution of the purchase options. At full execution of all warrants the dilution is calculated to approx. 2.5 percent. For a valid decision 9/10 majority is required.

Further information
The full description of the proposals of the Board of Directors (items 6 a-b) will be available for Shareholders at the main office of Diamyd Medical: Linnégatan 89B, Stockholm, Sweden and at the website: http://www.diamyd.com from May 8, 2007.

About Diamyd Medical
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in both type 1 and autoimmune type 2 diabetes patients (LADA) in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several central nervous system-related diseases. Diamyd Medical has an exclusive world-wide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within gene therapy using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead gene therapy projects include using Enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (USA). The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (ticker symbol: DIAM B) and on the OTCQX-list in the US (ticker symbol: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com

For further information, please contact:

Stockholm
Anders Essen-Moller
CEO and President
Tel: +46 8 661 0026
investor.relations@diamyd.com

Pittsburgh
Michael Christini
President
Tel: +1 412 770 1352
michael.christini@diamyd.com

For media contact in the United States, please contact: Gregory Tiberend, Executive Vice President, Richard Lewis Communications, Inc., Tel: +1 212 827 0020, E-mail: gtiberend@rlcinc.com

---

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

Quarterly Report

Stockholm April 20, 2007

2nd Quarterly Report for Diamyd Medical AB (publ), Fiscal Year 2006/2007

(SWEDEN OMX: DIAM B; USA OTCQX: DMYDY)

December 1, 2006 – February 28, 2007

- **In December a patent license was executed with Centre National de la Recherche Scientifique (CNRS) in Paris, giving the Company exclusive rights to CNRS's GAD gene therapeutic technology.**
- **At the Annual Shareholders' Meeting held on December 11, 2006:**
  - **Joseph Janes was elected Chairman of the Board and Hans Wigzell, Professor, joined the Board.**
  - **The Board was authorized to issue up to 600,000 new shares for cash or other consideration until the next Annual Shareholders' Meeting.**
  - **A plan to issue up to 250,000 options to employees and close collaborators of the Diamyd Group was approved.**
- **In December SEK 10.2 million (US$ 1.49 million) was raised at market price from a Swedish institutional investor.**
- **At the end of December the US$ 3 million convertible investment in Protein Sciences Corporation was converted into a fully diluted equity position of approximately 6.7 percent of the capital and votes.**
- **A "Pre-IND/End of Phase II" meeting was held at the end of January with the U.S. Food and Drug Administration (FDA) to discuss a Phase III clinical program using Diamyd® to treat type 1 diabetes.**
- **Details of the plans for U.S. and European Phase III clinical programs for type 1 diabetes were announced after the reporting period.**
- **In June 2007, results from a 160-patient Phase II/III 18 month study in autoimmune type 2 diabetes (LADA) are planned to be publicly announced.**
- **Net sales were SEK 115,000 (US$ 16,400) compared to SEK 377,000 (US$ 53,900) for the same period of the prior fiscal year.**
- **Loss before Taxes was SEK 13.8 million (US$ 2.0 million) compared to SEK 6.0 million (US$ 0.9 million) for the same period of the prior fiscal year.**
- **Liquid assets were SEK 95.9 million (US$ 13.4 million) as of February 28, 2007. This is compared with SEK 79.7 million (US$ 11 million) as of February 28, 2006.**
- **Loss per share was SEK 1.4 (US$ 0.2) compared to SEK 0.7 (US$ 0.1) for the same period of the prior fiscal year.**

CEO OVERVIEW AND COMPANY HIGHLIGHTS

During the past quarter, Diamyd Medical continued to advance its development of Diamyd® into a first-in-class therapy for type 1 and autoimmune type 2 (LADA) diabetes. A dialogue was initiated in January with the FDA at a "pre-IND/end of Phase II" meeting. The outcome of the meeting was positive and constructive and we anticipate starting Phase III registration trials in the US and Europe later this year.

These trials would each comprise approximately 300 type 1 diabetes patients. Enrollment time is estimated to be approximately 9 months. The main study period would be 15 months. The primary endpoint will be the measured levels of meal-stimulated C-peptide as a direct marker of endogenous insulin production. Trends in blood glucose levels and insulin dose will be evaluated.

The main study period of our Phase II/III clinical trial in 160 autoimmune type 2 diabetes (LADA) patients is close to completion. The 18 months results from this study are planned to be publicly announced in June 2007.

To complement our GAD patent portfolio, an exclusive license agreement was concluded in December 2006 with Centre National de la Recherche Scientifique in Paris for rights to the patent portfolio covering therapeutic use of GAD via viral vectors. We believe this technology can become important in applications where GAD delivery to nervous tissue is required.

Partnership discussions with pharmaceutical companies regarding commercialization of Diamyd® are ongoing. Concurrently, the Company continues its preparations to take Diamyd® into Phase III studies necessary for market approval. Several options are thereby kept open.

Anders Essen-Möller, CEO and President of Diamyd Medical.

BUSINESS OVERVIEW

The Company's vision is that there is a cure to be found for autoimmune diabetes and the Company's mission is to contribute in the global effort to find this cure and to eliminate complications from the disease. Accordingly, the Company currently develops therapeutics from two independent platform technologies. One of these platforms relies on the GAD65 molecule and the other on a viral delivery system for proteins, in particular, to nervous tissue. Therapeutics for diseases other than diabetes are also being developed.

Business Model

Diamyd Medical's business model includes identifying candidate therapies and developing them through clinical trials before commercialization through partnerships. Development and marketing of related diagnostic products may be undertaken to prepare the market for subsequent drug launches.

Diamyd Medical's business model leverages a focused in-house team with highly qualified skills and expert outsourcing partners, e.g. CROs and CMOs, to facilitate drug development. This model efficiently manages costs through resource flexibility while ensuring delivery of quality results as the Company's projects move forward.

Diabetes

The International Diabetes Federation has estimated that the number of diagnosed and undiagnosed individuals with diabetes is about 230 million persons world-wide. The number of individuals with diabetes increased by 6 million in 2006. Diabetes increased by 11% in the US. About 3-10% of the individuals diagnosed with diabetes have type 1 diabetes with incidence rates varying by country and ethnicity. About the same amount of patients have autoimmune type 2 diabetes, the LADA form of the disease. The costs associated with diabetes in the western world are about 7% of total health care budgets, or more than US$ 100 billion in the United States alone.

DIAMYD® CLINICAL TRIALS: TYPE 1 DIABETES

In August, 2006, the Company announced positive results from a 15 months Phase II trial in 70 children and adolescents with type 1 diabetes. Significant efficacy was demonstrated in preserving beta cell function. On average, the 35 patients that received Diamyd® experienced only half the decline in meal-stimulated insulin secretion, as measured by C-peptide levels, compared to placebo. In patients treated within 3 months of diagnosis, the Diamyd®-treated patients actually showed an improvement in endogenous insulin secretion. In addition, the results strongly support the safety of the drug. The treatment consists of only two injections of Diamyd® and was well received by patients, their doctors and family members.

The trial is now in a 15 month follow-up phase with results due in about 10 months.

DIAMYD® CLINICAL TRIALS: AUTOIMMUNE TYPE 2 DIABETES (LADA)

An ongoing phase II/III study in 160 patients with autoimmune type 2 diabetes (LADA) is being conducted at 17 clinical sites in Sweden. Results from this 18 month trial are planned for June 2007.

In the previously reported dose-finding trial in LADA patients the 20µg dose of Diamyd® was found to be the most effective and was selected for further development. This dose was found to significantly improve both C-peptide levels and A1C at two years after treatment. Five year follow up results are due mid-2008.

Chronic Pain

In the US, nearly one third of the population experiences severe chronic pain at some point in life, and, according to the American Pain Society, only one in four patients with chronic pain receive adequate treatment. Approximately 1.7 million people in the US and as many as 38 million worldwide suffer from moderate to severe neuropathic pain associated with diabetes, back pain, HIV/AIDS neuropathy, spinal cord injury, postherpetic neuralgia or other diseases. The neuropathic pain market in the United States is expected to be worth more than US$ 2 billion by 2009.

NTDDS

Diamyd Inc. in Pittsburgh is developing a replication deficient viral delivery system for proteins, in particular, to nervous tissues. This Nerve Targeted Drug Delivery System (NTDDS) has several advantages over other gene delivery strategies as the DNA that encodes the delivered gene does not integrate into the chromosome and, therefore reduces the risk of side effects. NTDDS has the capacity to deliver multiple genes and is well suited for development of a multitude of projects. Diamyd Inc. is discussing joint development of various projects with third party biotechnology companies. The NTDDS lead projects are therapeutics for pain using Enkephalin and GAD. These projects are both in a preclinical stage.

GAD and other neurological diseases
Apart from being a major autoantigen in autoimmune diabetes, GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate into the inhibitory neurotransmitter GABA. Several neurological and movement related disorders may be due to disturbances in the Glutamate-GABA balance, and GAD65 may come to play an important role as a component in future medications for treatment of such diseases.

Diamyd Medical has sublicensed rights to the GAD65 gene to Neurologix, Inc. for the development of a GAD-based therapy to treat Parkinson's disease. A Phase I trial with patients having Parkinson's disease has been completed. Primary objectives of the study regarding safety and tolerability were successfully met. Additionally, indications of efficacy were shown.

FINANCIAL PERFORMANCE

At the Annual Shareholders' Meeting of Diamyd Medical AB (publ) that was held in Stockholm, Sweden, on December 11, 2006, Joseph Janes, U.S.A, was elected Chairman of the Board. Peter Rothschild, Björn O. Nilsson and Anders Essen-Möller were all re-elected and Hans Wigzell was newly elected.

Additionally, the Board of Directors was authorized to decide, at one or more occasions until the next Annual Shareholders' Meeting, to issue new shares with consideration by set-off, in cash or with other conditions and without regard to pre-emption rights. The total number of shares that can be issued based on this authorization should not exceed 600,000. At full execution of all of the above the dilution is calculated to approximately 6 percent.

The Meeting also approved the Board of Directors' proposal to implement an option scheme including the issuance of 250,000 purchase options to employees and close collaborators of the Diamyd Group. Each purchase option shall entitle the holder to acquire one series B-share. At full execution of all of the above the dilution is calculated to approximately 2.5 percent.

In December 2006, we accepted a private investment from a Swedish institutional investor with support of the authorization (see above) given by the Annual Shareholders' Meeting. Issuance of 70,000 new shares at market price resulted in nearly 10.2 MSEK (US$ 1.5 million) of additional capital for the company. In December 2006, our 2005 investment in Protein Sciences Corporation was converted into an equity stake equal to approximately 6.7 percent of the fully diluted equity. In addition to being a manufacturing partner for Diamyd, Protein Sciences is also developing a late stage non-egg-based flu vaccine product, FluBlØk™. This drug candidate is based upon next-generation recombinant manufacturing technologies.

Sales – Sales during the three month period amounted to 115 kSEK compared to 377 kSEK during the same period last year. Sales fluctuate from quarter to quarter and consist of Diamyd-related products such as GAD-protein sold to academic researchers.

Costs – Costs for the Group amounted to 15.4 MSEK (6.9 MSEK) during the three month period. The increased costs are incurred by development of the manufacturing process and research and development cost in the subsidiary Diamyd Inc.

Loss –The net loss for the Group for the three-month period amounted to 13.8 MSEK (6.0 MSEK).

Financial Position and Liquidity – The Group's liquid assets amounted to 95.9 MSEK as of February 28th, 2007 (79.7 MSEK).

Investments – No significant investments were made during the period.

Change in Equity – As of February 28th, 2007, the Company's equity amounted to 132.2 MSEK (120.0 MSEK), resulting in a solvency ratio of 93.9 % (92.8 %).

Personnel – The Company had 11 (7) employees as of February 28th, 2007.

Parent Company – The Parent Company's net turnover amounted to 0 SEK as all sales are conducted in subsidiary companies. The period's investments were 0 SEK.

FINANCIAL RESULTS

Group's Consolidated Income Statement

kSEK

		6 months Sep-Feb 2006-2007	6 months Sep-Feb 2005-2006	3 months Dec-Feb 2006-2007	3 months Dec-Feb 2005-2006	12 months Sep-Aug 2005-2006
OPERATING EXPENSES						
Net sales	Note 1	175	595	115	377	4,323
Other Operating Income		381	-	360	-	126
Total Operating Income		**557**	**595**	**476**	**377**	**4,449**
Operating Expenses	Note 2					
Cost Of Goods Sold		-7	-383	-3	-6	-166
Research and Development		-12,968	-7,752	-8,415	-3,359	-23,167
Patents		-722	-314	-214	-35	-1,471
Personnel		-5,848	-4,594	-3,113	-2,335	-9,876
Other External Expenses		-5,075	-2,176	-3,089	-938	-8,680
Depreciation, Patents		-1,094	-324	-517	-162	-1,626
Depreciation, Equipment		-66	-57	-33	-29	-115
Total Operating Expenses		**-25,781**	**-15,600**	**-15,385**	**-6,864**	**-45,101**
Operating Loss		**-25,225**	**-15,005**	**-14,910**	**-6,487**	**-40,652**
FINANCIAL INCOME AND EXPENSES						
Dividends from Holdings		-	-	-	-	250
Interest Income		1,263	1,112	562	436	1,808
Interest Expense		-528	-	548	-	-56
Total Financial Income and Expense		**734**	**1,112**	**1,109**	**436**	**2,002**
Loss before Taxes		**-24,490**	**-13,893**	**-13,800**	**-6,051**	**-38,650**
Taxes		-	-	-	-	-
NET LOSS FOR THE PERIOD		**-24,490**	**-13,893**	**-13,800**	**-6,051**	**-38,650**

Group's Consolidated Balance Sheet

kSEK

		Feb 28 2007	Feb 28 2006	Aug 31 2006
ASSETS				
Non-Current Assets				
Intangible assets		15,688	18,430	16,745
Tangible assets		251	170	133
Financial assets	Note 3	21,418	800	800
Total Non-Current Assets		**37,356**	**19,400**	**17,678**
Current Assets				
Inventory		14	121	12
Trade and Other Receivables				
Trade Receivables		322	512	148
Other Receivables		3,707	1,761	2,879
Prepaid tax		404	198	326
Prepaid Expenses and Accrued Income		3,072	3,960	2,600
Total Trade and Other Receivables		**7,505**	**6,431**	**5,953**
Other Investments		-	-	21,735
Short-term investments		30,138	61,825	45,551
Cash and bank balances		65,738	17,865	13,190
Total Liquid Funds		**95,876**	**79,690**	**58,741**
Total Current Assets		**103,395**	**86,242**	**86,441**
TOTAL ASSETS		**140,751**	**105,642**	**104,119**
SHAREHOLDERS' EQUITY AND LIABILITIES	Note 4			
Shareholders' Equity				
Issued capital		9,772	8,735	8,735
Other Capital Contributions		349,995	420	288,938
Other Reserves		99	158,321	160
Accumulated Losses		-227,691	-47,411	-203,201
Total Shareholders' Equity		**132,175**	**120,065**	**94,632**
Non-current liabilities		-	-	-
Current Liabilities				
Trade Payables		2,989	4,291	1,624
Other Payables		1,400	1,175	2,114
Prepaid Income and Accrued Expenses		4,187	3,780	5,749
Total Current Liabilities		**8,576**	**9,246**	**9,487**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**140,751**	**129,311**	**104,119**

Change in Shareholders' Equity

(kSEK)

	Share Capital	Other Capital Contributions	Other reserves	Accumulated losses	TOTAL
Adjusted opening balance, August 31, 2005	**8,418**	**271,571**	**560**	**-164,551**	**115,998**
Translation Gain			207		207
Revaluation of Short-Term Investments			-607		-607
Option Premiums		240			240
New Share Issue	317	17,127			17,444
Net Loss for the Year				-38,650	-38,650
Closing balance, August 31, 2006	**8,735**	**288,938**	**160**	**-203,201**	**94,632**
Opening balance, September 1, 2006	**8,735**	**288,938**	**160**	**-203,201**	**94,632**
New Share Issue	942	49,802			50,744
New Share Issue	70	10,030			10,100
Option Premiums	25	1,225			1,250
Translation Gain			-61		-61
Net Loss for the Period				-24,490	-24,490
Closing balance, February 28, 2007	**9,772**	**349,995**	**99**	**-227,691**	**132,175**

Cash Flow Statement

kSEK	6 months Sep-Feb 2006-2007	6 months Sep-Feb 2005-2006	3 months Dec-Feb 2006-2007	3 months Dec-Feb 2005-2006	12 months Sep-Aug 2005-2006
Cash Flow from Operations before Changes in Working Capital					
Operating loss	-25,225	-15,005	-15,090	-6,487	-40,652
Interest Received	1,439	1,112	519	436	4,304
Interest Paid	-528	-	548	-	-56
Dividend Received	-	-	-	-	-
Non-Cash Flow Items					
Depreciation	1,160	-	550	-	1,740
Changes in Accrued Interest	-176	381	-102	191	-2,496
Other Non-Cash Flow Items	-	259	-1,055	203	1,933
Income Tax Paid	-78	-56	-49	-56	-158
Net Cash Flow from Operating Activities before Changes in Working Capital	**-23,408**	**-13,309**	**-14,679**	**-5,713**	**-35,385**
Increase (-) Decrease (+) Inventory	-2	-113	-5	-12	-5
Increase (-) Decrease (+) Receivables	-1,478	1,162	4,082	-2,408	2,040
Increase (+) Decrease (-) Liabilities	-854	-759	-3,336	252	680
Net Cash Flow from Operating Activities	**-25,742**	**-13,019**	**-13,938**	**-7,881**	**-32,670**
Cash Flow from Investing Activities					
Purchase of Intangible Assets	-51	-50	-51	-22	-436
Purchase of Tangible Assets	-185	-	-68	-	-28
Purchase of Financial Asserts	16,542	-	1,428	-	-69,297
Net Cash Flow from Investing Activities	**16,306**	**-50**	**1,309**	**-22**	**-69,761**
Cash Flow from Financing Activities					
Change in Long-Term Liabilities	-	-	-	-	-768
Option premiums	1,225	-	1,225	-	-
New share issue	60,869	818	10,125	818	1,058
	-	-23,669	-	-23,669	-
Net Cash Flow from Financing Activities	**62,094**	-22,851	**11,350**	-22,851	290
Total Cash Flow for the Period	52,657	-35,920	-1,280	-30,754	-102,141
Cash and Cash Equivalents at beginning of period	13,190	115,535	66,942	110,372	115,535
Net Foreign Exchange difference	-109	25	76	22	-204
Cash and Cash Equivalents at end of period	65,738	79,640	65,738	79,640	13,190

Accounting Principles

The consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) and the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) as endorsed by the European Commission for application in the EU. This consolidated interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, which is consistent with the requirements stated in the Swedish Financial Accounting Standards Council's recommendation RR 31, Interim Reporting for Groups. The Group applies the same accounting and valuation principles as in the annual report for 2005/2006.

Notes

Note 1. Sales

kSEK	6 months Sep-Feb 2006-2007	6 months Sep-Feb 2005-2006	3 months Dec-Feb 2006-2007	3 months Dec-Feb 2005-2006	12 months Sep-Aug 2005-2006
Sales of GAD-protein and diagnostic products	170	474	112	260	707
Invoiced freight	6	14	4	10	14
Out-licensing of GAD-technology	-	-	-	-	3,602
Other operating income	381	107	360	107	-
TOTAL	**557**	**595**	**476**	**377**	**4,323**

Note 2 – Balance for the period
The business is making a loss. Deduction for losses in the Swedish company is valued at SEK 0 as a precaution.

Note 3 – Financial Assets
The Company converted the US$ 3 million investment in Protein Sciences into an equity position totaling approximately 6.7% on a fully-diluted basis.

Note 4 – Shareholders' equity and liabilities
All Company debts are non-interest-bearing.

Key ratios

	6 months Sep-Feb 2006-2007	6 months Sep-Feb 2005-2006	3 months Dec-Feb 2006-2007	3 months Dec-Feb 2005-2006	12 months Sep-Aug 2005-2006
Return on Equity, %	-21.6	-11.8	-10.4	-5.3	-36.8
Return on Capital Employed, %	-21.6	-11.8	-10.4	-5.3	-36.7
Return on Assets, %	-20.0	-10.9	-9.8	-4.9	-33.6
Shareholders' Equity per Share, SEK	13.5	13.7	13.5	13.7	10.8
Shareholders' Equity per Share after dilution, SEK	13.7	14.1	13.5	13.9	11.0
Cash flow per share, SEK	5.5	-4.3	-0.1	-3.6	-11.9
Solidity, %	93.9	92.8	93.9	92.8	90.9
Earnings per share SEK	-2.6	-1.6	-1.4	-0.7	-4.5
Earnings per share after dilution, SEK	-2.6	-1.6	-1.4	-0.7	-4.5
Number of shares	9,772,478	8,735,216	9,772,478	8,735,216	8,735,216
Number of shares, Average	9,546,639	8,428,615	9,700,478	8,439,188	8,582,797
Number of shares, Diluted	9,642,786	8,531,266	9,799,739	8,635,284	9,544,076

Stockholm, April 20, 2007

The Board of Diamyd Medical AB (publ)

This report has not been reviewed by Diamyd Medical's auditors.

Financial Calendar

9-month report	(March-May)	June 29, 2007
Year End Report	(September-August)	October 26, 2007

About Diamyd Medical

Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based candidate drug Diamyd® for autoimmune diabetes. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in both type 1 and autoimmune type 2 diabetes patients (LADA) in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 Composition of Matter license to Neurologix Inc., New Jersey, for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within gene therapy using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The Company's lead gene therapy projects include using enkephalin and GAD for chronic pain, e.g. diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (USA). The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (ticker symbol: DIAM B) and on the OTCQX-list in the US (ticker symbol: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com

For further information, please contact:

Stockholm-office
Anders Essen-Möller
CEO and President
Tel: +46 8 661 0026
E-mail: investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
Tel: +1 412 770 1310
E-mail: Michael.Christini@diamyd.com

For media contact in the US, please contact:

Gregory Tiberend
Executive Vice President
Richard Lewis Communications, Inc.
Tel: +1 212 827 0020
E-mail: gtiberend@rlcinc.com

END

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.